EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

(in thousands, except ratios	2012	2011	2010	2009	2008
Income before income taxes	$99,653	$59,845	$8,162	$53,331	$28,788
Plus: Fixed Charges	18,062	18,049	7,297	5,853	5,209
Income available to cover fixed charges	$117,715	$77,894	$15,459	$59,184	$33,997

Ratio of earnings to fixed charges	6.5	4.3	2.1	10.1	6.5

Fixed charges:
Interest expense	$9,706	$10,703	$4,022	$3,353	$3,162
Interest portion of rent expense (1)	7,967	7,346	3,275	2,345	1,765
Capitalized interest	389	—	—	155	282
Total fixed charges	$18,062	$18,049	$7,297	$5,853	$5,209

(1) One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.